CONFIRMING STATEMENT

I confirm that I have authorized and designated Henry I. Feir and Jean B. Vernet to execute and file on my behalf all Forms 3, 4 and 5 (including any amendments thereto) that I may be required to file with the U.S. Securities and Exchange Commission as a result of my ownership of or transactions in securities of the Company. The authority of the above-designated individuals shall continue until I am no longer required to file Forms 3, 4 and 5 with regard to my ownership of or transactions in securities of the Company, unless earlier revoked in writing. I acknowledge that the Company and the above-designated individuals, and each of them, are not assuming any of my responsibilities to comply with Section 16 of the Securities Exchange
Act of 1934, as amended.

/s/Stuart L. Merkadeau

Dated: February 17, 2009